September 20, 2024

Via EDGAR

Robert Shapiro and Doug Jones

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Foot Locker, Inc. Form 10-K for Fiscal Year Ended February 3, 2024 File No. 001-10299

Dear Gentlemen:

Please find our response below to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") in the letter dated September 4, 2024 relating to the Annual Report on Form 10-K for Fiscal Year Ended February 3, 2024 of Foot Locker, Inc. (herein referred to as the "Company," "we," or "our").

To assist your review, we have reproduced the text of the Staff's comments below.

Form 10-K for Fiscal Year Ended February 3, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations

Return on Invested Capital, page 24

1.

This measure is calculated using adjusted return after taxes. Accordingly, please revise the description of this measure to present what it represents as it is confusingly similar to a measure calculated with GAAP amounts. Refer to Item 10(e)(1)(ii)(e) of Regulation S-K and Question 100.05 of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Additionally, it appears the comparable measure to this non-GAAP measure is return on invested capital using GAAP amounts rather than return on assets as currently presented. Please revise your presentation as appropriate.

Response

We acknowledge the Staff's comment and confirm that, in future filings, we will refer to this measure as "Adjusted Return on Invested Capital" and further describe that it is calculated using adjustments to GAAP amounts. We will also present the comparable measure as Return on Invested Capital using GAAP amounts.

An example of our intended future disclosure of Adjusted Return on Invested Capital based on an illustrative revision of the actual disclosure in our Annual Report on Form 10-K for the year ended February 3, 2024 is presented below.

Return on Invested Capital (ROIC)

ROIC and Adjusted ROIC are presented below. Adjusted ROIC represents a non-GAAP measure and is calculated as adjusted return after taxes divided by average invested capital. We believe Adjusted ROIC is a meaningful measure because it quantifies how efficiently we generated operating income relative to the capital we have invested in the business, excluding items that are not indicative of our core business or which affect comparability.

Foot Locker, Inc. 330 West 34th Street New York NY 10001 Tel. 212.720.3700

September 20, 2024

Foot Locker, Inc.

ROIC using U.S. GAAP is the most comparable measure to Adjusted ROIC. ROIC decreased to (5.1)% as compared with 5.6% in the prior year. This decrease reflected a net loss in 2023 as compared with net income in 2022. Our Adjusted ROIC decreased to 3.8% in 2023, as compared with 9.2% in the prior year. The overall decrease in Adjusted ROIC reflected a decrease in adjusted return after taxes in 2023.

Calculation of ROIC

($ in millions)	2023	2022	2021
EBIT	$(414)	$539	$1,254
- Income tax adjustment (1)	91	(184)	(352)
+ Net loss attributable to noncontrolling interests	—	1	1
= Return after taxes	$(323)	$356	$903
Average total assets	$7,388	$8,021	$7,589
- Average cash and cash equivalents	(417)	(670)	(1,242)
- Average non-interest bearing current liabilities	(927)	(1,109)	(1,060)
- Average merchandise inventories	(1,576)	(1,455)	(1,095)
+ 13‑month average merchandise inventories	1,804	1,569	1,116
= Average invested capital	$6,272	$6,356	$5,308
ROIC %	(5.1)%	5.6%	17.0%

(1)	Represents the income tax provision adjusted for the tax related to interest expense.

Calculation of Adjusted ROIC

($ in millions)	2023	2022	2021
Adjusted EBIT	$214	$692	$1,049
+ Interest component of straight-line rent expense (1)	133	136	144
Adjusted net operating profit	347	828	1,193
- Adjusted income tax expense (2)	(107)	(244)	(321)
+ Net loss attributable to noncontrolling interests	—	1	1
= Adjusted return after taxes (non-GAAP)	$240	$585	$873
Average invested capital - as calculated above	$6,272	$6,356	$5,308
Adjusted ROIC % (non-GAAP)	3.8%	9.2%	16.4%

(1)

Represents the add-back to operating income driven by the hypothetical interest expense we would incur if the property under our operating leases were owned or accounted for as finance leases. Calculated using the discount rate for each operating lease recorded as a component of rent expense. Operating lease interest is added back to adjusted net operating profit in the ROIC calculation to account for differences in capital structure between us and our competitors.

(2)	The adjusted income tax expense represents the marginal tax rate applied to adjusted net operating profit for each of the periods presented.

September 20, 2024

Foot Locker, Inc.

Segment Reporting and Results of Operations

Sales, page 25

2.

You cite various factors to explain changes in your results but have not quantified their impact, most notably for sales and gross margin rate. Please quantify cited factors so investors may better understand their relative impact. In particular, you disclose you closed a total of 283 combined owned/licensed stores, which amounts to over 10% of your total number of combined stores at year end, without quantifying the impact. Refer to the introductory paragraph of Item 303(b) of Regulation S-K and (b)(2)(i) therein, and section III.D of Release No. 33-6835 (501.04 of our Codification of Financial Reporting Policies) for guidance.

Response

We acknowledge the Staff's comment and confirm that in future filings, we will further quantify factors to explain changes in period-over-period results in order to provide meaningful analysis to users of the financial statements. We have provided the sales figures by banner and region within Note 2 of the Notes to Consolidated Financial Statements, in addition to the percentage change in sales in constant currencies and comparable sales. This information provides users with details to understand the effect of events, such as store and banner closures. In preparing our disclosures, we have considered the repetitive nature of certain explanations that are captured elsewhere within our disclosures or otherwise within the filing.

Additionally, we quantify the change in the gross margin rate as compared with the prior-year period by providing the changes in merchandise margin and occupancy and buyers' compensation expense rates. We further explain the primary drivers behind these movements.

We provide an example of our intended future disclosure of sales based on an illustrative revision of the actual disclosure in our Annual Report on Form 10-K for the year ended February 3, 2024, with the changes underlined:

In 2023, sales decreased by 6.8% to $8,154 million from sales of $8,747 million in 2022. Excluding the effect of foreign currency fluctuations, sales decreased by 7.0% as compared with 2022. Sales increased by $15 million from foreign currency fluctuations related primarily to the Euro strengthening against the U.S. Dollar, partially offset by the weakening of the Canadian Dollar, Australian Dollar, and Japanese Yen against the U.S. Dollar. Results from 2023 include the effect of the 53rd week, which represented sales of $98 million.

	Constant Currencies	Comparable Sales
Foot Locker	(2.7)%	(2.3)%
Champs Sports	(22.2)	(20.4)
Kids Foot Locker	1.1	0.2
WSS	6.0	(6.8)
Other	n.m.	n.m.
North America	(8.5)	(8.7)
Foot Locker	1.0	(0.8)
Sidestep	n.m.	n.m.
EMEA	(3.1)	(2.1)
Foot Locker	(3.1)	4.7
atmos	0.5	(2.1)
Asia Pacific	(2.0)	2.6
Total Foot Locker, Inc.	(7.0)%	(6.7)%

September 20, 2024

Foot Locker, Inc.

Comparable sales decreased by 6.7% as compared with the prior year. By operating segment, North America and EMEA had decreases of 8.7% and 2.1%, respectively, while Asia Pacific generated an increase of 2.6%. Comparable sales decreased in both our stores and direct-to-customer channels in 2023, due to ongoing macroeconomic headwinds as our customers become more discerning due to inflation and other cost pressures, which affected customer traffic and conversion, as well as changing vendor mix coupled with the repositioning of our Champs Sports banner. We are repositioning the Champs Sports banner to serve the active athlete, which resulted in expected comparable sales declines due to the transition.

For the combined channels, sales excluding foreign currency fluctuations, declined in all the regions we operate. North America sales were negatively affected by the closure of Eastbay business, which ceased operating in late 2022, as well as the repositioning of Champs Sports. Eastbay's sales primarily represent the other category decrease of $125 million and excluding those sales the decline for North America would have been decline of 6.9%. Constant currency sales for EMEA decreased primarily from the closure of the Sidestep banner in the second quarter of 2023, representing a decrease in sales of $69 million. Excluding the sales from the Sidestep banner, constant currency sales for our Foot Locker stores operating in EMEA increased by 1.0%. Asia Pacific's sales decreased primarily as a result of our strategic decisions to close our operations in Hong Kong and Macau and to sell our Singapore and Malaysia operations to our licensing partner. These businesses represented a decline in sales of $38 million. Within Asia Pacific, combined sales for our operations in Australia, New Zealand, and South Korea generated positive comparable sales. Our atmos operations were negatively affected by foreign currency fluctuations, however generated a positive increase excluding currency movements. On a comparable basis, atmos was negatively affected by declines in availability of key styles and reduced tourism.

From a product perspective for the combined channels, the sales decrease in 2023 was across footwear, apparel, and accessories.

Liquidity and Capital Resources

Operating Activities, page 30

3.

Please provide in your annual and interim period filings a more fulsome and quantitative analysis of the factors that caused the reported amount of net cash of operating activities to change from period to period. For example, discuss underlying factors associated with each component of working capital cited. Also note that references to results and noncash items may not provide a sufficient basis to understand how operating cash actually was affected between periods. Refer to the introductory paragraph of Item 303(b) of Regulation S-K and the introductory paragraph of section IV.B and all of section B.1 of Release No. 33-8350 for guidance. Quantify factors cited, pursuant to section III.D of Release No. 33-6835 (501.04 of the staff's Codification of Financial Reporting).

Response

We acknowledge the Staff's comment and confirm that in future filings, we will expand applicable disclosures to provide material quantifiable factors to explain changes in period-over-period results in order to provide meaningful analysis to users of the financial statements.

We provide an example of our intended future disclosure based on an illustrative revision of the actual disclosure in our Annual Report on Form 10-K for the year ended February 3, 2024, with the changes underlined:

Operating Activities

($ in millions)	2023	2022	2021
Net cash provided by operating activities	$91	$173	$666
$ Change	$(82)

September 20, 2024

Foot Locker, Inc.

The amount provided by operating activities reflects net (loss) income adjusted for non-cash items and working capital changes. Adjustments to net income for non-cash items include impairment and other, pension settlement charge, fair value adjustments to our minority investments, depreciation and amortization, deferred income taxes, and share-based compensation expense.

The decrease in cash from operating activities reflected lower net income, partially offset by timing of merchandise purchases and payments of accounts payable, as compared with the prior year of $496 million. The change in merchandise inventories reflected our concerted efforts to improve inventory turnover. Partially offsetting the change in inventory was timing related to the 53rd week this year resulting in February 2024 rent payments being disbursed.

Free Cash Flow (non-GAAP measure), page 31

4.	Please disclose a reconciliation of this measure to the comparable GAAP measure "net cash providing by operating activities." Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

Response

We acknowledge the Staff's comment and confirm that in future filings we will provide a reconciliation of net cash provided by operating activities to Free Cash Flow, through the presentation of capital expenditures within the applicable table.

We provide an example of our intended future disclosure based on an illustrative revision of the actual disclosure in our Annual Report on Form 10-K for the year ended February 3, 2024:

Operating Activities

($ in millions)	2023	2022	2021
Net cash provided by operating activities	$91	$173	$666
Capital expenditures	242	285	209
Free Cash Flow	$(151)	$(112)	$457

*       *       *

We trust that the foregoing addresses your comments. Should any member of the Staff have any questions or additional comments regarding the Company's responses to the Staff's comments set forth above, please do not hesitate to contact me at 212-720-3896.

Sincerely, /s/ Giovanna Cipriano Senior Vice President and Chief Accounting Officer

cc:

Guillermo Marmol

Chairman of the Audit Committee

Mary Dillon

President and Chief Executive Officer

Michael Baughn

Executive Vice President and Chief Financial Officer

Jennifer Kraft

Executive Vice President and General Counsel